CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF
TITAN HOLDINGS, INC.

Titan Holdings, Inc., a Maryland Corporation certifies that:

1.   Brian Kistler is the President and Chief Executive Officer of Titan Holdings, Inc, a Maryland corporation. Robin W. Hunt is the Secretary and Chief Financial Officer of Titan Holdings, Inc.

2.  The Board of Directors of Titan Holdings, Inc. has approved the following amendments to the Articles of Incorporation:

The name of the corporation shall be changed to Freedom Financial Holdings, Inc.

We declare under penalty of perjury that the statements set forth in this certificate are true and correct of our own knowledge and that this declaration was executed on April 24, 2006 at Fort Wayne, Indiana.

Approval by the Director; no stock has been issued.

Dated: April 24, 2006

By:	// ss //
Brian Kistler, President and Director Chief Executive Officer

// ss //
Robin W. Hunt, Secretary and Chief Financial Officer